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                              July 8, 2021

       Alexander Gersh
       Chief Financial Officer
       Sportradar Holding AG
       150 South 5th St., Suite 400
       Minneapolis, MN 55402

                                                        Re: Sportradar Holding
AG
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted June 17,
2021
                                                            CIK No. 0001836470

       Dear Mr. Gersh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 17, 2021

       Presentation of Financial and Other Information
       Consolidated Financial Statements, page iv

   1.                                                   We note that for
convenience to the reader, you applied a translation rate of    1.00 to $1.22
                                                        as of and for the year
ended December 31, 2020 and    1.00 to $1.17 as of and for the three
                                                        months ended March 31,
2021. Please revise to apply the exchange rate as of the most recent balance sheet
date included in the filing to both periods. Refer to Rule 3-20(b)(1)
                                                        of Regulation S-X.
 Alexander Gersh
FirstName   LastNameAlexander Gersh
Sportradar Holding   AG
Comapany
July 8, 2021NameSportradar Holding AG
July 8,2 2021 Page 2
Page
FirstName LastName
Risk Factors
We have and continue to be required to record impairment charges to our intangible assets..., page 55

2. You refer to intangible assets and goodwill as of March 31, 2020 and 2021 and the amount of such assets related to sports league license rights for each period. However, you appear to only provide the amounts as of March 31, 2021. Please revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Customers and Business Model, page 80

3. You state in your response to prior comment 7 that you included your churn rate for the three-month period ended March 31, 2021; however, we are unable to locate this disclosure. Please revise.
Key Financial and Operational Performance Indicators, page 85

4. We note that you added a line item here for "Profit for the period as a percentage of revenue" in response to prior comment 3; however, you failed to provide the actual amounts for each period presented. Also, on page 116 your appear to have provided net cash from operating activities as a percentage of revenue rather than presenting the IFRS margin measures where you disclose adjusted EBITDA margin. Please revise.
Components of our Results of Operations, page 86

5. We note that you removed the reference to variable consideration in your discussion of revenue share arrangements in Note 5 to the financial statements; however you continue to refer to variable consideration in your discussion of revenue share arrangements here.
         Please revise or explain.
Notes to Consolidated Financial Statements
Note 5. Revenue from contracts with customers, page F-25

6. Please address the following related to your Betting data/Betting entertainment tool arrangements:
             Tell us what consideration you gave to whether your data service arrangements represent a license of intellectual property.
             Tell us how you concluded that the arrangements represent a stand ready obligation.
             In this regard, tell us what consideration you gave to whether the customer is instead buying usage over time.
             Tell us what consideration you gave to whether your arrangements represent a series.
             Tell us how you concluded that it was appropriate to use a straight-line measure of progress given that customers exceed the agreed upon amount of usage.
             Tell us how the price for single match booking fee compares to the pricing for the agreed amount of data usage.
 Alexander Gersh
Sportradar Holding AG
July 8, 2021
Page 3
             Quantify the revenue recognized from monthly contracts versus those that are quarterly or annual. Also, describe further the usage provisions of your contracts and specifically address what portion of your arrangements include monthly versus quarterly or annual usage provisions.
7. Please revise your disclosure to clarify, if true, that your virtual gaming arrangements represent a license of intellectual property.
8. We note your revised disclosures in response to prior comment 13 where you clarify what is meant by income as it relates to Sports Betting contracts. While your response indicates that you made similar revisions with regards to your Virtual Gaming revenues, your disclosures appear to be unchanged. Please revise or explain.
9. Please quantify the revenue related to your E-Sports arrangements. If these arrangements are material, please address the concerns we identified related to your Betting data/Betting entertainment tool arrangements.
10. Please tell us how you concluded it was appropriate to recognize revenue from your
      Betting AV arrangements on a straight-line basis given that customers exceed the agreed upon service level. Tell us the term of your contracts for these arrangements.
Note 6. Segmental Information, page F-28

11. Please remove the reference to Total adjusted EBITDA in your financial statement footnote disclosures and instead reconcile total Segment Adjusted EBITDA to net/(loss)
      income before taxes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.
Note 10- Related Party Transactions , page F-70

12. You disclose that the 208 participation certificates granted during the quarter had a fair
      value of    12,237 per certificate. Please tell us how you determined
such value and how
      you calculated the    1,545 share-based compensation expense based on
such valuation.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameAlexander Gersh
                                                            Division of
Corporation Finance
Comapany NameSportradar Holding AG
                                                            Office of
Technology
July 8, 2021 Page 3
cc:       John Slater
FirstName LastName